                                                                   Exhibit 99(b)

                                    EXHIBIT B


     The Subject Company has maintained a voice-mail response for callers making inquiry of the Offer which states:

               "You have reached New England Realty Associates information line. If you are calling regarding the form letter sent by Mackenzie/Sutter Capital, please be advised that we are unable to give you any advice as to whether or not your should sell your stock. Please note that the current market price for the stock is trading at $10.50 -$11.00 per Depositary Receipt or $110-$115 per Class A Unit. If you need to know how many units you own, please look on your form letter sent by Mackenzie/Sutter Capital, to the right of your name on the label is a number. That is how many units you own. If you have any other questions, please leave your name and number and we will return your call."